U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                            -------------------
                                                            SEC FILE NUMBER
                                                            333-35063
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                                                               CUSIP NUMBER
                                                                   N/A
                                                            -------------------

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended: December 31, 1998

         [ ] Transition  Report on Form  10-K
         [ ] Transition  Report on Form  20-F
         [ ] Transition  Report on Form 11-K
         [ ] Transition  Report on Form 10-Q
         [ ] Transition  Report on Form  N-SAR
         For Transition Period Ended:  N/A

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part 1 -- Registrant Information

     Full Name of Registrant (former name, if applicable):  Baron Capital Trust

     Address of Principal Executive Office (Street and Number):

                    7826 Cooper Road, Cincinnati, Ohio 45242
                           City, State and Zip Code


Part II -- Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate)

 |X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 |X|   (b) The subject annual report, semi-annual report, transition report on
Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the


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prescribed due date; or the subject quarterly report or transition report on
Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable. N/A

Part III -- Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

     The Registrant is unable to file its Form 10-KSB within the prescribed period because the Registrant has not yet completed compiling the financial and operating information required for this, its first, 10-KSB, relating to the residential apartment property interests acquired during the year. In addition, the Registrant has not yet fully completed its preparation and review of the text to describe all of the items requiring disclosure in the 10-KSB.

Part IV -- Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

         Mark L. Wilson, Interim Chief Financial Officer   513-936-3408
         (Name)                                   (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).

                                   [X] Yes             [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   [ ] Yes             [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. N/A


     Baron Capital Trust has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  March 30, 1999                               BARON CAPITAL TRUST

                                                     By /s/ Gregory K. McGrath
                                                        ----------------------
                                                        Gregory K. McGrath
                                                        Chief Executive Officer